UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 5, 2012

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972-4-604-8308 Mobile: +972-54- 9007100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

Camtek launches Xact200 and receives first PO from a leading
Semiconductor player
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Xact200 is Camtek’s revolutionary sample preparation system

MIGDAL HAEMEK, Israel – January 5, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek”) announced today the first sale of its newly launched Xact200: the second generation of its revolutionary TEM/STEM sample preparation system for the Semiconductor industry. The purchase order was from a leading semiconductor company in Asia.

Shrinking feature dimensions and advances in material complexity require a scale of analysis only possible through Transmission Electron Microscope (TEM) processes. The Xact200 performs cutting-edge TEM sample preparation bringing an innovative and significant advantage to customers that are currently using traditional Focused Ion Beam (FIB) technology. The Xact200 enables sample preparation for the 2X node and even the 1X node achieving a very high success rate.

“The Xact200 is an additional step in our penetration into the sample preparation market. In only a few weeks since its release, we have already seen strong demand and this initial PO symbolizes the potential of this product line,” commented Roy Porat, Camtek’s CEO. “In 2011, this business made a solid contribution to our top line and we believe that the new Xact200 will allow us to grow this business even further".

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yield, for the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain forward-looking statements regarding future events or the future performance of Camtek. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by Camtek with the SEC.